November 16, 2018

Confidential

Ms. Melissa Walsh

Mr. Stephen Krikorian

Mr. Michael Foland

Ms. Barbara Jacobs

Division of Corporation Finance

Office of Information Technologies and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:	TuanChe Limited (CIK No. 0001743340)

Registration Statement on Form F-1 (File No. 333-227940)

Dear Ms. Walsh, Mr. Krikorian, Mr. Foland, and Ms. Jacobs,

On behalf of our client, TuanChe Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission this letter in connection with Company’s registration statement on Form F-1 initially filed on October 23, 2018 (the “Registration Statement”). Concurrent with the submission of this letter, the Company is filing its Amendment No.5 to the Registration Statement (“Amendment No.5”) to reflect a decrease of the proposed maximum base offering size from 4,000,000 American depositary shares to 3,000,000 American depositary shares.

To facilitate your review, we have separately delivered to you today five courtesy copies of Amendment No.5, marked to show changes to the Amendment No.4 to the Registration Statement filed on November 15, 2018.

The Company has commenced road show and contemplates to price the deal on or about November 19, 2018. As such, we would be grateful if the Staff could respond promptly with additional comments, if any, on Amendment No.5 prior to the contemplated public offering.

If you have any questions regarding the Amendment No.5, please contact the undersigned by telephone at 86-10-6529-8308 or via e-mail at douyang@wsgr.com.

Very truly yours,

/s/ Dan Ouyang
Dan Ouyang

austin      beijing      boston      brussels      hong kong      london      los angeles      new york      palo alto
san diego      san francisco      seattle      shanghai      washington, dc      wilmington, de

November 16, 2018

Enclosures

cc:	Wei Wen, Chief Executive Officer, TuanChe Limited

Zhihai Mao, Chief Financial Officer, TuanChe Limited

Der Hua You, Partner, PricewaterhouseCoopers Zhong Tian LLP

Benjamin W. James, Partner, Kirkland & Ellis International LLP

David T. Zhang, Partner, Kirkland & Ellis International LLP